Mail Stop 4561

February 5, 2008

Jeffrey A. Green
President and Chief Executive Officer
DATATRAK International, Inc.
6150 Parkland Boulevard
Mayfield Heights, Ohio 44124

> **Re:** **DATATRAK International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 0-20699**

Dear Mr. Green:

We have reviewed your response to our letter dated January 11, 2008 in connection with the above referenced filing and have the following additional comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 31, 2007.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Accounting Policies

ClickFind Acquisition, pages F-9 to F-10

1.  We note your response to prior comment number 1 and disagree with your analysis. In cases where a registrant chooses to make reference to the use of a valuation firm in a periodic report, the staff expects the firm to be named. The rationale for naming the firm in the periodic report, even if no consent is required, is because management is referring to the use of an expert, and appears to be

transferring some of the responsibility for an item in their financial statements. Registrants that have any existing registration statements that automatically incorporate by reference any subsequently filed Form 10-K should include the consent. Please file an amendment to name the firm and include the consent or remove the reference.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Marc Thomas at (202) 551-3452 or me at (202) 551-3451 if you have any questions regarding the above comment.

Sincerely,


Mark Kronforst
Accounting Branch Chief